
ESTD. 2020
HUMBLEROOTS
apothecary

Christopher Manus · 2nd

Owner at HUMBLEROOTS APOTHECARY

Talks about #cbd, #cbdoil, #herbalism, and #hempindustry

United States · Contact info

1,126 followers · 500+ connections

HUMBLEROOTS APOTHERCARY

Indiana University Bloomington

Experience

Owner & Founder
HUMBLEROOTS APOTHERCARY · Self-employed
May 2020 – Present · 1 yr 8 mos
Rincon, Puerto Rico

HUMBLEROOTS APOTHECARY is a premium plant-based health and wellness company, with a particular focus on finding synergy between hemp cannabinoids and other all-natural, functional ingredients.

PRODUCT CATALOG - HUMBLEROOTS.pdf

The Clean Water Corps
Waves For Water
Oct 2017 – Present · 4 yrs 3 mos
United States

Whether it's disaster relief initiatives, long-term development programs, or local grass-roots projects, the Clean Water Corps will be at the tip of the spear in the fight against waterborne diseases.

...see more

Waves For Water

Real Estate Broker - Referral Status
Berkshire Hathaway HomeServices
Jan 2016 – Present · 6 yrs
Indianapolis, Indiana Area

National Association of REALTORS® Member
Indiana REALTORS® Association Member
MIBOR REALTORS® Association Member

Co-Founder, President
Cultivate Puerto Rico · Self-employed
Feb 2020 – Nov 2021 · 1 yr 10 mos
Puerto Rico

Hemp seedling propagation, sales and consulting services.

Currently working out of a 130,000+ square foot facility in Miami, FL, offering on-site seedling propagation management and cultivation consulting services to farmers throughou ...see more

Founder
PureWater for Puerto Rico
Nov 2017 – 2019 · 2 yrs

Puerto Rico

PureWater for Puerto Rico is an initiative that grew in response to the need for clean drinking water following Hurricane Maria's landfall in September of 2017.

Immediately following the hurricane, we began traveling throughout the island, pro' ...see more



PureWater Pledge - 501(c)(3) Founder...

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Education

Indiana University Bloomington
Bachelor of Science, Public and Environmental Affairs
2006 – 2011

Ball State University
Master of Business Administration (M.B.A.), Project Management, 3.9 GPA
2012 – 2015
Activities and Societies: Graduate Assistantship - ISOM Department Honor Society.org M.B.A. Association

Honor Society Member
M.B.A. Association Member
Cumulative 3.9 GPA
Courses in Corporate Finance, Managerial Economics, Managerial Accounting, Project Management, Operations Management, Marketing Analysis

Project Management Institute
P.M.P.